SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Company” or “Gafisa”), complementing the information disclosed in the Notice to Shareholders of February 22, 2017 (“Notice to Shareholders”), hereby informs its Shareholders and the market in general that April 15, 2017 was the deadline to exercise the preemptive right to acquire the common shares representing up to 50% of the capital stock of its wholly-owned subsidiary Construtora Tenda S.A., a publicly-held company with corporate taxpayer’s ID (CNPJ/MF) No. 71.476.527/0001-35, NIRE 35.300.348.206 (“Tenda”), under the terms and for the purposes of Article 253, I of Law No. 6.404/76 (“Preemptive Right”), as approved at the Extraordinary Shareholders’ Meeting held on February 20, 2017, at 11:00 a.m..

During the Preemptive Right exercise period, 25,233,408 common shares issued by Tenda were acquired, all of them registered and non-par shares, at the purchase price of R$8.13 per share, totaling R$205,147,607.04. Considering the total number of shares tendered within the scope of the Preemptive Right, during referred period, 1,766,592 common shares issued by Tenda were not acquired.

According to the Notice to Shareholders, referred 1,766,592 common shares issued by Tenda, then, may be acquired by shareholders who in the Preemptive Right exercise form, expressed their interest in the reserve of unsold shares, as follows:

1.             Purchase Price per Share. R$8.13 per share.

2.             Payment conditions. In cash, in domestic currency, upon acquisition. The payment for the unsold shares and additional amount shall occur until May 2, 2017.

3.             Ratio and Term. 0.07134228 new shares for each share acquired due to the exercise of the Preemptive Right, accepting the option to acquire an overallotment, until the limit of unsold shares. This proportion was obtained by dividing the number of shares not acquired by total number of shares acquired by underwriters who expressed their interest in unsold shares during preemptive right period. The right to acquire unsold shares shall be exercised between April 24, 2017 (inclusive) and April 27, 2017 (inclusive).

4.             Procedure to Acquire Unsold Shares: In order to acquire unsold shares, the procedures set forth by Itaú Unibanco S.A., depositary institution of the Company’s shares and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) shall be observed, as summarized below.

The holders of rights whose shares are included in the records maintained by Itaú Unibanco S.A. and that intend to exercise their right to acquire unsold shares, within term defined herein, may go to Brazilian branches of Itaú Unibanco S.A., together with documents listed in item 2.9 of the Notice to Shareholders.

The holders of rights whose shares are under custody at the Central Securities Depositary of BM&FBOVESPA shall exercise the right to acquire unsold shares, within the term set forth herein, through their custody agents and according to the rules stipulated by the Central Securities Depositary.

The exercise of right to acquire unsold shares shall occur by completing and signing the exercise form. The signature of the exercise form will represent signatory’s irrevocable and irreversible will to acquire the shares purpose of referred form, giving rise to irrevocable and irreversible obligation to the signatory paying the purchase price upon his signature.

In addition, Gafisa hereby informs that shares acquired within the scope of the Preemptive Right shall be delivered to shareholders on May 4, 2017, when its listing will initiate, as well as Tenda trades in the traditional segment of BM&FBOVESPA. It is worth mentioning that as previously informed in the Notice to Shareholders, the delivery of shares is subject to the conclusion of Gafisa’s Capital Reduction. In the event Gafisa’s Capital Reduction is not implemented, Gafisa will not proceed with the sale of Tenda’s shares and Gafisa will refund the Price per Share effectively paid, without any adjustment or restatement, to shareholders who exercised their Preemptive Right.

São Paulo, April 19, 2017.

André Bergstein
Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 20, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer